Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Brushy Resources, Inc.	Delaware
Lilis Operating Company, LLC	Texas
ImPetro Resources, LLC	Delaware
ImPetro Operating, LLC	Delaware
Hurricane Resources, LLC	Texas